Rule 424(b)(2)
Registration Statement No. 333-131159
CUSIP 125581CY2

PRICING SUPPLEMENT NO. 19
Dated March 20, 2007 to
Prospectus, dated January 19, 2006 and
Prospectus Supplement, dated January 20, 2006

$1,250,000,000

CIT Group Inc.

$1,250,000,000 Extendible Floating Rate Senior Notes

Joint Bookrunners

Lehman Brothers		Morgan Stanley

Calculation of Registration Fee
Maximum
		Aggregate	Amount of
Title of Each Class of	Amount to be	Offering	Registration
Securities to be Registered	Registered	Price	Fee (1)
Extendible Floating Rate Senior Notes	$1,250,000,000	100%	$38,375
(1) This Registration Fee is calculated pursuant to Rule 457(r) under the Securities Act.

(X) Senior Note	( ) Subordinated Note

Principal Amount:	$1,250,000,000.

Proceeds to Corporation:	99.90% or $1,248,750,000.

Underwriters’ Commission:	0.10% or $1,250,000.

Issue Price:	100% or $1,250,000,000.

Form:	Global Note.

Original Issue Date:	March 23, 2007.

Initial Maturity Date:	April 18, 2008, provided that if such day is not a Business Day, the payment of principal and interest may be made on the next preceding Business Day as if it were made on the date that the payment was due and no interest on such principal will accrue for the period from and after the Initial Maturity Date if the maturity of all or any portion of the principal amount of the Notes is not extended in accordance with the procedures described below.

Final Maturity Date:	April 18, 2012, provided that if such day is not a Business Day, the payment of principal and interest may be made on the next preceding Business Day as if it were made on the date that the payment was due, and no interest on such principal will accrue for the period from and after the Final Maturity Date.

Actual Maturity Date:	The 18th calendar day of each month, commencing on April 18, 2008, provided that if such day is not a Business Day, the payment of principal and interest may be made on the next preceding Business Day as if it were made on the date that the payment was due, and no interest on such principal will accrue for the period from and after the Actual Maturity Date.

Election Dates:	The 20th calendar day of each month, commencing on April 20, 2007 until the final Election Date on March 20, 2011, provided that if any such day is not a
Business Day, the Election Date will be extended to the next succeeding Business
Day.

Election Notice Period:	The Election Notice Period for each Election Date will begin ten Business Days prior to an Election Date, and end two Business Days immediately preceding the
Election Date.

Extension Election:	The Notes will mature on the Initial Maturity Date, unless the maturity of all or any portion of the principal amount of the Notes is extended in accordance with the procedures described below under “Extension Election” on page 5 of this
Pricing Supplement. In no event will the maturity of the Notes be extended beyond the Final Maturity Date. During an Election Notice Period for any
Election Date you may elect to extend the maturity of all or any portion of the principal amount of your Notes (in minimum denominations of $2,000 or integral multiple of $1,000 thereof) so that the maturity of your Notes will be extended to the Actual Maturity Date occurring thirteen months after the Election Date.

Interest Rate Basis	U.S. Dollar LIBOR.

Index Maturity:	Three Months.

Spread:	Information relating to the Spread is set forth below under “Spread” on page 4 of this Pricing Supplement.

Interest Rate Calculation:	Three-month U.S. Dollar LIBOR determined on the Interest Determination Date plus the Spread, provided, however, the Interest Rate Basis for the final interest period ending on the Actual Maturity Date will be calculated according to one-
month U.S. Dollar LIBOR, if the final interest period is a period of one month, two-month U.S. Dollar LIBOR, if the final interest period is a period of two months, or three-month U.S. Dollar LIBOR, if the final interest period is a period of three months.

Interest Reset Dates:	The Original Issue Date and quarterly on January 18, April 18, July 18 and
October 18, commencing on July 18, 2007, provided that if any such day is not a
Business Day, then the Interest Reset Date will be postponed to the following day which is a Business Day, except that if such Business Day is the next succeeding calendar month, such Interest Reset Date will be the immediately preceding
Business Day.

Interest Payment Dates:	Interest will be paid (i) on the Actual Maturity Date, and (ii) quarterly on January
18, April 18, July 18 and October 18, commencing on July 18, 2007, provided that if any such day is not a Business Day, then the Interest Payment Date will be postponed to the following day which is a Business Day, except that if such
Business Day is (a) in the next succeeding calendar month or (b) is the Actual
Maturity Date, such Interest Payment Date will be the immediately preceding
Business Day.

Interest Determination Dates:	Two London Business Days prior to each Interest Reset Date.

Accrual of Interest:	Accrued interest will be computed by adding the Interest Factors calculated for each day from the Original Issue Date or from the last date to which interest has been paid or duly provided for up to but not including the day for which accrued interest is being calculated. The “Interest Factor” for any Note for each such day will be computed by multiplying the aggregate principal amount then outstanding of the Note by the interest rate applicable to such day and dividing the product thereof by 360.

Day Count Convention:	Actual/360.

Specified Currency:	U.S. Dollars ($).

Denominations:	The Notes will be issued in denominations of $2,000 and integral multiples of
$1,000.

Delivery:	The Notes are expected to be delivered in book-entry form only, to purchasers through the Depository Trust Company (“DTC”) on or about March 23, 2007.

Maximum Interest Rate:	Maximum rate permitted by New York law.

Minimum Interest Rate:	0.0%.

Exchange Listing:	None.

Trustee, Registrar,
Authenticating Agent, U.S.
Calculation Agent and
U.S. Paying Agent:	The Bank of New York (as successor to JPMorgan Chase Bank, N.A.).

CUSIP:	125581CY2. In the event you do not elect to extend the maturity of all or any portion of your Notes, the principal amount of the Notes for which you do not exercise such election will be assigned a new CUSIP number.

Other Provisions:	“U.S. Dollar LIBOR” means the rate for deposits in U.S. dollars having the Index
Maturity specified above which appears on the Reuters Page LIBOR01 (defined below) as of 11:00 a.m., London time, on the applicable Interest Determination
Date.

“Reuters Page LIBOR01” means the display designated as “LIBOR01” on Reuters
3000 Xtra (or other page as may replace LIBOR01 on Reuters 3000 Xtra or any successor service) for the purpose of displaying the London interbank offered rates of major banks.

“Business Day” means any day, other than a Saturday or Sunday, that is neither a legal holiday nor a day on which banking institutions are authorized or required by law or regulation (including any executive order) to close in The City of New
York and a day that is also a London Business Day.

“London Business Day” means any day, other than a Saturday or Sunday, on which dealings in U.S. dollars are transacted in the London interbank market.

SPREAD

          The table below indicates the applicable Spread to be added to the Interest Rate Basis for the Interest Reset Dates occurring during each of the indicated interest periods:

For the issue date and Interest Reset Dates occurring:	Spread:

From and including the Original Issue Date to but excluding	plus 2 bps
the April 18, 2008 Interest Reset Date

From and including the April 18 2008 Interest Reset Date to	plus 3 bps
but excluding the April 18, 2009 Interest Reset Date

From and including the April 18 2009 Interest Reset Date to	plus 4 bps
but excluding the April 18, 2010 Interest Reset Date

From and including the April 18 2010 Interest Reset Date to	plus 5 bps
but excluding the April 18, 2011 Interest Reset Date

From and including the April 18, 2011 Interest Reset Date to	plus 6 bps
but excluding the April 18, 2012 Final Maturity Date

EXTENSION ELECTION

          The Notes will mature on the Initial Maturity Date, unless the maturity of all or any portion of the principal amount of the Notes is extended. In no event will the maturity of the Notes be extended beyond the Final Maturity Date. During an Election Notice Period for any Election Date, you may elect to extend the maturity of all or any portion of the principal amount of your Notes (in minimum denominations of $2,000 or integral multiple of $1,000 thereof) so that the maturity of your Notes will be extended to the Actual Maturity Date occurring thirteen months after the Election Date.

          To make an effective election, you must deliver a notice of election during the Election Notice Period. Your notice of election must be delivered to The Bank of New York, the Paying Agent for the Notes, through the normal clearing system channels described in more detail below, no later than the close of business in New York City on the last Business Day in the applicable Election Notice Period, at which time such notice becomes irrevocable.

          If, with respect to any Election Date, a Holder does not make an election to extend the maturity of all or a portion of the principal amount of such Holder’s Notes, the principal amount of the Notes for which such Holder has failed to make such an election will become due and payable on the Initial Maturity Date or such later Actual Maturity Date occurring twelve months after such Election Date. The principal amount of the Notes for which such election is not exercised will be represented by a new Global Note issued on such Election Date. The Global Note so issued will have the same terms as the Notes, except that it will not be extendible, will have a separate CUSIP number, will have the Spread as specified above, and its maturity date will be the Initial Maturity Date or such later corresponding Actual Maturity Date occurring twelve months after such Election Date. The failure to elect to extend the maturity of all or any portion of the Notes will be irrevocable and will be binding upon any subsequent holder of such Notes.

          The Notes are issued in registered global form and remain on deposit with DTC, the depositary for the Notes. Therefore, you must exercise the option to extend the maturity of your Notes through DTC. To ensure that DTC receives timely notice of your election to extend the maturity of all or a portion of your Notes, so that it can deliver notice of your election to the Paying Agent prior to the close of business in New York City on the last Business Day in the Election Notice Period, you must instruct the direct or indirect DTC participant through which you hold an interest in the Notes in accordance with the then applicable operating procedures of the DTC.

          DTC must receive any notice of election from its DTC participants no later than 12:00 noon (New York City time) on the last Business Day in the Election Notice Period for DTC to deliver timely notice of your election to the Paying Agent. Different DTC direct or indirect participants have different deadlines for accepting instructions from their customers. You should consult the direct or indirect DTC participant through which you hold an interest in the Notes to ascertain the deadline for ensuring that timely notice will be delivered to DTC.

CERTAIN U.S. FEDERAL INCOME TAX CONSEQUENCES

          This section supplements and incorporates the discussions of material U.S. federal income tax consequences under the caption “Certain U.S. Federal Income Tax Consequences” in the accompanying Prospectus Supplement, dated January 20, 2006, and under the caption “Certain U.S. Federal Income Tax Considerations” in the accompanying Prospectus, dated January 19, 2006, in each case, with respect to U.S. Holders (as defined therein), and is subject to the limitations and qualifications therein.

          There are no Treasury regulations, administrative rulings or other authorities directly addressing the U.S. federal income tax treatment of debt instruments with terms that are substantially similar to the Notes, and therefore, the U.S. federal income tax treatment of the Notes is uncertain. In the absence of further guidance, we intend to take the position that the election by a holder to extend the maturity of a Note will not be a taxable event for U.S. federal income tax purposes. This position is based on our interpretation of the Treasury regulations governing original issue discount (“OID”) on debt instruments (the “OID Regulations”) and the Treasury regulations dealing with modifications to the terms of debt instruments (the “Modification Regulations”).

          Pursuant to the Modification Regulations, the exercise of an option by a holder of a debt instrument to defer the timing of any scheduled payment due under the debt instrument is a taxable event if, based on all the facts and circumstances, the deferral is considered to be material. In this regard, a safe harbor is provided under which a deferral that extends the maturity of a debt instrument for the lesser of 5 years or 50% of the original term to maturity of the debt instrument does not give rise to a taxable event (the “50% Safe Harbor”). The Modification Regulations do not specifically address, however, debt instruments with features such as the Notes, including the economic equivalence of the Notes to a 61-month debt instrument containing put options.

          Under the OID Regulations, in considering the effect of a holder option on the determination of the yield and maturity of a debt instrument, a holder is deemed to exercise or not exercise an option in a manner that maximizes yield. As applied to the Notes, a holder can be presumed, as of the issue date, to exercise the option to extend the maturity of the Notes, likely until the final maturity date, because the spread for computing the coupon rates on the Notes will periodically increase from an initial amount equal to 0.02% to an amount equal to 0.06% . Accordingly, we will treat the Notes as having a 61-month term to maturity based upon the OID Regulations. Based on such treatment, we believe that a holder’s election to extend the maturity of all or any portion of the principal amount of the Notes would not constitute a taxable event under the Modification Regulations.

          Prospective investors should be aware that the interrelationship of the OID Regulations and the Modification Regulations is not clear, so there can be no assurance that the IRS will accept, or that the courts will uphold, our treatment of the Notes under the Modification Regulations. In particular, the Internal Revenue Service (“IRS”) might view the Notes as having a maturity of approximately 13 months and may treat an election to extend the maturity of the Notes by more than approximately six and a half months beyond the April 18, 2008 Initial Maturity Date (i.e., applying the 50% Safe Harbor to a note with a maturity of approximately 13 months) as constituting a taxable event for U.S. federal income tax purposes. If an election to extend the maturity of the Notes is considered a taxable event for U.S. federal income tax purposes under the Modification Regulations, a holder generally would be required to recognize any gain inherent in the Notes at the time of such an extension, and might be required to accrue OID on the Notes following the election.

          If the Notes are treated in accordance with our intended position described above, the Notes would be treated as having been issued with only a de minimis amount of OID for U.S. federal income tax purposes and, therefore, would not constitute OID debt securities, as such term is defined in the Prospectus, under the caption “Certain U.S. Federal Income Tax Considerations.” It is possible, however, that the IRS could assert that the Notes are subject to special rules governing “contingent payment debt instruments.” If the IRS were successful in making this assertion, holders might be required to accrue OID on the Notes in advance of their receipt of actual interest payments, and any gain recognized with respect to the Notes generally would be treated as ordinary income.

          Although the matter is not free from doubt, a holder that does not elect to extend the maturity date of its Notes may be treated as having disposed of its Notes in a taxable transaction in exchange for non-extendible substitute notes (“Substitute Notes”) if the differences between the terms of the Notes and the Substitute Notes as of the last day of the applicable Election Notice Period are treated as “economically significant” under the Modification Regulations. Under the Modification Regulations, the determination of whether such differences are “economically significant” is based on all the facts and circumstances and takes into account all the legal rights or obligations that are altered and the degree to which they are altered collectively. If the differences between the terms of the Notes and the Substitute Notes are treated as “economically significant” and the non-extending holder is treated as exchanging its Notes for Substitute Notes in a taxable transaction, the non-extending holder would recognize gain or loss in an amount equal to the difference between its adjusted tax basis in the Notes for which the election to extend the maturity date is not made and the issue price of the Substitute Notes. The issue price of the Substitute Notes generally would equal the fair market value of the Substitute Notes as of the last day of the applicable Election Notice Period if the Substitute Notes are treated as “publicly traded” under the OID Regulations, the fair market value of the Notes on the last day of the applicable Election Notice Period if the Substitute Notes are not “publicly traded” but the Notes are so traded, or the principal amount of the Substitute Notes if both the Notes and Substitute Notes are not “publicly traded” and the Substitute Notes provide for “adequate stated interest” within the meaning of the OID Regulations (i.e., generally interest at a rate at least equal to the applicable federal rate). Otherwise, the issue price of the Substitute Notes would equal their “imputed principal amount” as computed under the OID Regulations. In addition, if the Substitute Notes have a term of more than one year, and are treated as issued with a more than a de minimis amount of OID, the Substitute Notes would constitute an OID debt security, as such term is defined in the accompanying Prospectus and the non-extending holder generally would be required to include OID in gross income over the remaining term of the Substitute Notes. If the Substitute Notes have a term of one year or less, the Substitute Notes would generally constitute “short-term debt securities,” as such term is defined in the accompanying Prospectus. See “Certain U.S. Federal Income Tax Considerations—U.S. Federal Income Taxation of U.S. Holders—Original Issue Discount and—Short-Term Debt Securities.”

          Prospective investors should consult their own tax advisors regarding the U.S. federal income tax treatment and the tax consequences to them of the acquisition, ownership and disposition of the Notes, including the tax consequences of electing, or not electing, to extend the maturity of the Notes.

PLAN OF DISTRIBUTION

          We have entered into a terms agreement, dated as of March 20, 2007, with the Underwriters named below. Subject to the terms and conditions set forth in the terms agreement, we have agreed to sell to each of the Underwriters, and each of the Underwriters has severally agreed to purchase, the principal amount of Notes set forth opposite its name below:

Underwriters of Notes	Principal Amount of Notes
Lehman Brothers Inc	$625,000,000
Morgan Stanley & Co. Incorporated	625,000,000
Total	$1,250,000,000

          We have been advised by the Underwriters that they propose initially to offer the Notes to the public at the issue prices set forth on page one of this pricing supplement, and may offer the Notes to certain dealers at prices less a concession not in excess of 0.060% of the principal amount of the Notes. The Underwriters may allow, and the dealers may reallow, a concession to certain other dealers not in excess of 0.030% of the principal amount of the Notes. After the initial public offering, the public offering prices and these concessions may be changed from time to time.

          The Notes are a new issue of securities with no established trading market. The Underwriters have advised us that they intend to make a market in the Notes, but the Underwriters are not obligated to do so and may discontinue any market making at any time without notice. The trading market for the Notes may not be liquid.

          The terms agreement provides that the obligations of the Underwriters are subject to certain conditions precedent and that the Underwriters will purchase all the Notes if any are purchased.

          In connection with this offering, some or all of the Underwriters and their respective affiliates may engage in transactions that stabilize, maintain, or otherwise affect the market price of the Notes. Those transactions may include stabilization transactions effected in accordance with Rule 104 of Regulation M under the Securities Exchange Act of 1934, pursuant to which those Underwriters and affiliates may bid for or purchase Notes for the purpose of stabilizing the market price. The Underwriters also may create a short position for the account of the Underwriters by selling more Notes in connection with this offering than they are committed to purchase from us. In that case, the Underwriters may purchase Notes in the open market following completion of this offering to cover their short position. Any of the transactions described in this paragraph may result in the maintenance of price of the Notes at a level above that which might otherwise prevail in the open market. None of the transactions described in this paragraph is required, and, if they are undertaken, they may be discontinued at any time.

          Other than this pricing supplement, the accompanying prospectus and prospectus supplement, the registration statement of which they form a part and the issuer free writing prospectuses (collectively, the "Offering Documents") (each in electronic format as filed with the SEC), the information on any Web site is not a part of the Offering Documents.

          Some or all of the Underwriters or their affiliates have provided and will in the future continue to provide banking and/or other financial services to CIT and its subsidiaries.

          The terms agreement provides that CIT will indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, or contribute to payments the Underwriters may be required to make in respect thereof.